Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation in the Prospectus constituting a part of this Registration Statement of our report relating to the consolidated balance sheets of American Physicians Services Group and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income (loss), and cash flows and the related financial statement schedule for each of the three years in the period ended December 31, 2005, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

We also consent to the reference to us under the caption “Experts” in the prospectus.

/s/ BDO Seidman, LLP

Houston, Texas

November 17, 2006